Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

May 7, 2014

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Merck & Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 001-06571

Dear Mr. Rosenberg:
Merck & Co., Inc. (“we” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities Exchange Commission dated April 10, 2014 relating to Form 10-K for the fiscal year ended December 31, 2013. For ease of reference, we have repeated your comments prior to our responses.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

The Company acknowledges that the Staff may have further comments following its review of the Part III information for the Company’s Form 10-K.

Notes to Consolidated Financial Statements

4. Acquisitions, Divestitures, Research Collaborations and License Agreements, page 86

2. You disclose that you supplement your internal research with a licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds. These arrangements often include upfront payments and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments to the third party. Please tell us your accounting policies for separation and allocation with regard to your collaborative arrangements. Also, tell us your policies for recognition and classification for aspects of your collaborative arrangements other than those you describe under Research and Development in Note 2. Summary of Accounting Policies.

Collaborative arrangements prior to product approval
Merck enters into research and development collaborations with third parties, typically other pharmaceutical or biotechnology companies, to develop drug candidates or intellectual property. These collaborations often require the Company to make upfront, milestone, royalty or profit share payments, contingent upon the occurrence of certain future events associated with the item in development. In addition, in certain research and development collaborations, the Company and its collaboration partner may share in various research and development costs.
The most common activities between the Company and its collaboration partners involve the Company making upfront and milestone payments to the partner for research and development activities prior to regulatory approval. Shown separately in the table below are costs included in Research and Development expenses for: (1) upfront and milestone payments to collaboration partners for development activities prior to regulatory approval, and (2) cost sharing payments to collaboration partners:

($ in millions)	2013	2012	2011
License payments (upfront and milestone)	$168	$368	$222
Cost sharing payments	64	36	67
Total Collaboration Research and Development Expense	$232	$404	$289

Consolidated Research and Development expenses	$7,503	$8,168	$8,467
As a % of consolidated research and development expenses	3.1%	4.9%	3.4%

As noted above, the upfront, milestone and cost sharing payments in the aggregate were less than 5% of the Company’s consolidated research and development expense for each year presented. Significant upfront and milestone payments of $125 million in 2013 associated with a collaboration with Pfizer, Inc., and $140 million and $120 million in 2012 associated with collaborations with AiCuris and Endocyte, Inc., respectively, were disclosed in Note 4 of the Company’s 2013 Form 10-K. The Company has not received upfront, milestone, royalty, or profit sharing payments under these research and development collaborations.
Accounting Policy
Payments between collaboration partners are classified in operating results based on the nature of the arrangement, nature of the payments and the applicable accounting guidance. As described in Note 2 of the Company’s 2013 Form 10-K, our accounting policy is to expense research and development as incurred. Upfront and milestone payments due to third parties in connection with research and development collaborations prior to regulatory approval are also expensed as incurred. Amounts due from collaboration partners relating to cost sharing arrangements are reflected as a reduction of research and development expenses, and were $2 million in 2013, and $1 million each in 2012 and 2011. The Company has not received upfront or milestone payments under its research and development collaborations; however, for any future collaborative arrangements that include on-going obligations to the collaborative partner as well as the receipt of upfront fees or other consideration, the Company would utilize the multiple element arrangement guidance in ASC 605 for purposes of separating and allocating the consideration received.
Collaborative arrangements resulting in approved / marketed products
The Company also has a collaborative arrangement with Johnson & Johnson pertaining to the currently marketed products of Remicade and Simponi, and had a collaborative arrangement with DuPont pertaining to the currently marketed products of Cozaar and Hyzaar, which started as research and development collaborations and resulted in commercialized products.
As disclosed in our 2013 Form 10-K, in 1998, Schering-Plough, prior to its merger with the Company, entered into a licensing agreement with Johnson & Johnson to market Remicade in certain countries and, in 2005, entered into an agreement to develop and commercialize Simponi in certain countries. Under this arrangement, the Company records sales of the two products and makes profit share payments to Johnson & Johnson. All profits derived from the Company’s exclusive distribution of the two products are equally divided between the Company and Johnson & Johnson. Also, as disclosed in our 2012 Form 10-K, pursuant to a 1994 agreement with DuPont, the Company had an exclusive licensing arrangement to market Cozaar and Hyzaar. Under this arrangement, the Company recorded sales and made royalty and profit share payments to DuPont. This agreement terminated on December 31, 2012 in accordance with its terms.
The third-party sales of the applicable products were, in the aggregate, $2.8 billion, $3.7 billion, and $4.6 billion in 2013, 2012, and 2011, respectively, as separately disclosed in the sales table in Note 18 of the Company’s 2013 Form 10-K. The collaboration related product costs were, in the aggregate, $1.4 billion in each of the years 2013 and 2012, and $1.8 billion in 2011.
Accounting Policy
Under these two collaborative arrangements, the Company markets and distributes product to third party customers and records the sale in accordance with the revenue recognition criteria under ASC Topic 605 - Revenue Recognition. The collaboration partners earn profit share amounts associated with these third-party sales. Amounts due to collaboration partners for royalties and profit sharing amounts on approved products are expensed as incurred, which is when the underlying third-party sale is recognized by the Company. The royalties and profit sharing amounts due to the collaboration partners are classified in Materials and Production costs in the Company’s consolidated Statement of Income. The Company does not receive royalties or profit sharing amounts under either of these arrangements.
Out-license arrangements where the Company is not collaborating and has no future on-going obligations or involvement
Lastly, while not part of a collaborative arrangement, in the ordinary course of business the Company may receive an upfront or milestone payments associated with out-license agreements for clinical programs which have not achieved regulatory approval and in which the Company will have no further ongoing involvement or obligations to the party acquiring the intellectual property. The upfront fee is recognized in Sales when all revenue recognition criteria under ASC 605 - Revenue Recognition are satisfied. As disclosed in Note 4 to our 2013 Form 10-K, the Company recognized $50 million in Sales related to such an agreement with AstraZeneca in 2013; this was the only transaction of this nature that the Company has entered into in the three years ended December 31, 2013.

3. In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statement of income attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties.

Please refer to our response to comment 2 above for the requested information.

13. Pension and Other Postretirement Benefit Plans, page 113

4. In connection with your restructuring actions you recorded termination charges, settlements and curtailments in your pension benefit and other postretirement benefit plans in all periods presented.

While you state that the termination charges relate to expanded eligibility for certain of your exiting employees, please tell us the nature of any other events that resulted in settlements or curtailments under your plans. As part of your response, please tell us how you considered the guidance in ASC 715-30-35 and 715-60-35 in determining the appropriate accounting treatment for the terminations, settlements and curtailments. Include in your response the sequence you use to account for your settlements and curtailments and tell us if the sequence has been consistently applied when the settlements and curtailments are recognized together. Tell us if any of the settlements and curtailments required an interim measurement of your plan assets and obligations.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded curtailment gains of $34 million, $17 million and $85 million, respectively, and settlement losses of $23 million, $18 million and $4 million, respectively, relating to its pension and other postretirement benefit plans. A substantial majority of these curtailments and settlements have been the result of restructuring actions. Examples of events other than restructuring actions that have resulted in settlements under our pension plans include: 1) pension plan de-risking activities, such as selling the obligation to an insurance company; 2) lump sum payment activity that exceeds service and interest cost; or 3) pension plan terminations. In addition, plan freezes can cause curtailments under the Company’s pension and other postretirement benefit plans.
In accordance with the guidance in ASC 715-30-35 and ASC 715-60-35, curtailment accounting is applied for plans when an event occurs that significantly reduces the expected years of future service of present employees or eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future service. When a curtailment is as a result of employee terminations, the Company applies curtailment accounting if the total future working lifetime of the plan is expected to be reduced by 5% or more. If the net effect of a curtailment is a loss, it is recognized as soon as it is probable and estimable. If the net effect of a curtailment is a gain, the gain is recognized when the employees are terminated and once the 5% threshold has been reached. If there is additional related curtailment activity in subsequent quarters, it is reflected as a curtailment true-up at the end of the respective quarter. When a curtailment is as a result of a change to the plan, such as a plan termination or plan amendment, the curtailment gain or loss is generally recognized at the date the amendment is adopted. The primary cause of curtailments for the Company over the past three years has been employee terminations resulting from restructuring actions.
In accordance with the guidance in ASC 715-30-35 and ASC 715-60-35, settlement accounting is applied for plans when an irrevocable action occurs that relieves the Company of primary responsibility for a benefit obligation and eliminates significant risks related to the obligation and the assets used to effect the settlement. As noted above, the primary cause of settlements for the Company over the past three years has been restructuring actions primarily as a result of lump sum payments exceeding service and interest cost in a given fiscal year.
When settlements and curtailments are recognized together, the Company consistently applies curtailment accounting first and then settlement accounting.
The Company uses December 31 as the year-end measurement date for all of its pension and other postretirement benefits plans. Generally, the more significant settlements and curtailments that have occurred in 2011 through 2013 have been triggered in the fourth quarter; therefore, no interim remeasurements were required. If a significant event occurs requiring a remeasurement, the Company would perform the remeasurement when the event occurred. The determination of the timing of when to remeasure is based on facts and circumstances including the level of significance of the event.

5. You disclose that approximately 46% of your projected benefit obligation at December 31, 2013 relates to international defined benefit plans, of which each individual plan is not significant relative to the total projected benefit obligation. Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate your U.S. and international plans in your disclosures. Specifically, tell us how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and did not use significantly different assumptions.

The Company considered the guidance in ASC 715-20-50-4 when aggregating our U.S. and international plan disclosures which indicates that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions. Although the benefit obligations of our international pension plans are significant, historically the Company has not provided disaggregated disclosures because we concluded that the weighted-average assumptions used to measure and determine our major international plan obligations and costs were not significantly different than those used to determine our domestic plans. However, given the significance of the international plans, the Company provided certain disaggregated information in its disclosure relative to U.S. and international plans. The Company discloses the fair value of plan assets and the projected benefit obligation (PBO) of its U.S. pension plans and the percentage of total PBO that relates to international plans. The Company also provides the aggregate weighted average assumptions used to determine benefit plan information both for pension plans in total, as well as for U.S. pension and other postretirement plans only. As such, the Company did not believe that additional disclosures relating to its international pensions plans were necessary.
However, the Company acknowledges the Staff’s comment and considering the relative significance of the benefit obligation associated with its international pension plans, we will revise our pension plan footnote disclosures in future 10-K filings to include disaggregated disclosures of domestic and international plans.
Please note that the Company also has international other postretirement benefit plans, but the aggregate PBO of such plans is less than 10% of the total PBO of the Company and the assets in such plans are less than $5 million (less than 1% of total assets). In addition, the largest international plan, which represents over 50% of the total international PBO, is in Puerto Rico and the assumptions utilized for that plan are in line with those used for the U.S. plans. Therefore, the Company does not believe providing disaggregated disclosures between U.S. and international other postretirement benefit plans is warranted based on materiality.

***

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this letter, please contact the undersigned at (908) 423-6935 or at rita.karachun@merck.com.
Very truly yours,

/s/ Rita A. Karachun
Rita A. Karachun
Senior Vice President Finance - Global Controller